Exhibit 21.1

Subsidiaries of the Company	Jurisdiction of Organization
XOMA (Bermuda) Ltd.	Bermuda
XOMA Ireland Limited	Ireland
XOMA Technology Ltd.	Bermuda
XOMA (US) LLC	Delaware
XOMA Development Corporation	Delaware
XOMA Limited	United Kingdom